RENNOVA HEALTH, INC.

400 South Australian Avenue, Suite 800

West Palm Beach, Florida 33401

(561) 855-1626

May 11, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rennova Health, Inc.
Registration Statement on Form S-1
File No. 333-269077

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rennova Health, Inc. hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 5:00 p.m., Eastern Time, on Friday, May 12, 2023, or as soon thereafter as is practicable.

Thank you for your courtesy and cooperation.

Sincerely,

Rennova Health, Inc.

/s/ Seamus Lagan
Seamus Lagan
President and Chief Executive Officer

cc:	Benjamin Richie (Securities and Exchange Commission)